EXHIBIT 99.1

For Immediate Release 17-5-TR	Date: February 15, 2017

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2016

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported unaudited record fourth quarter adjusted profit attributable to shareholders of $930 million, or $1.61 per share, compared with $16 million, or $0.03 per share, in the fourth quarter of 2015. Annual adjusted profit attributable to shareholders for 2016 was $1.1 billion, or $1.91 per share, compared with $188 million, or $0.33 per share in 2015.

“We had a very good year in 2016. We came through one of the longest and deepest down cycles our industry has faced and emerged as a stronger company,” said Don Lindsay, President and CEO. “We set a number of production and sales records while continuing to reduce our costs. We used the significant increase in cash generated by the higher steelmaking coal and zinc prices to reduce our debt by over $1.0 billion in the last few months.”

Highlights and Significant Items

—	Record adjusted profit attributable to shareholders in the fourth quarter of $930 million, or $1.61 per share, compared with $16 million in 2015, or $0.03 per share. Annual adjusted profit attributable to shareholders was $1.1 billion, or $1.91 per share, compared with $188 million in 2015, or $0.33 per share.

—	Record gross profit before depreciation and amortization of $2.0 billion in the fourth quarter compared with $614 million in the fourth quarter of 2015. Gross profit before depreciation and amortization in 2016 was $3.8 billion compared with $2.6 billion in 2015.

—	Record cash flow from operations of $1.5 billion in the fourth quarter of 2016 compared with $693 million a year ago. Cash flow from operations was $3.1 billion in 2016 compared with $2.0 billion last year.

—	Profit attributable to shareholders was $697 million in the fourth quarter compared with a loss of $459 million in the fourth quarter of 2015. Annual profit attributable to shareholders was $1.0 billion compared with a loss of $2.5 billion in 2015.

—	In late September and early October, we repurchased US$759 million (CAD$1.0 billion) principal amount of our outstanding notes in market transactions, recording a gain of CAD$76 million. At December 31, 2016, our outstanding notes totaled US$6.1 billion, down from US$7.2 billion at September 30, 2015. Our liquidity is strong at CAD$5.5 billion including approximately CAD$1.6 billion in cash at February 14, 2017 and US$3.0 billion of

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4014

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com undrawn, committed credit facilities. We exceeded our original target to end the year with a cash balance of at least CAD$500 million even after retiring CAD$1.0 billion of debt not contemplated in our original guidance.

—	We set a number of quarterly and annual sales and production records while reducing total costs in each of our business units on an annual basis.

—	We have reached agreements with the majority of our steelmaking coal customers for the first quarter of 2017, based on a quarterly benchmark of US$285 per tonne for the highest quality product, and we expect total sales in the first quarter, including spot sales, to be approximately 6.0 million tonnes of steelmaking coal.

—	Construction of the Fort Hills oil sands project as of year end has surpassed 76% of completion, with two of the six major project areas (mining and infrastructure) turned over to operations. All major plant equipment and materials are on site, and all major vessels and process modules have been installed. Mobilization for operation has begun and the project remains on track to produce first oil in late 2017. The revised total project capital forecast is approximately 10% above the project sanction estimate, excluding foreign exchange impacts. Our share of project capital costs through to completion (including foreign exchange) is now expected to be $805 million, of which approximately $640 million will be spent in 2017. Due to the increase in capital cost, we recorded a pre-tax impairment charge of $222 million in our fourth quarter results.

—	Unionized employees at the Fording River and Elkview steelmaking coal mines each ratified new five-year collective agreements.

—	Our quarterly profit was reduced by impairment charges of $268 million ($198 million on an after-tax basis) including $222 million on the Fort Hills oil sands project and $46 million on non-core assets ($164 million and $34 million, respectively, on an after-tax basis). For 2016, total pre-tax asset impairment charges were $294 million and $217 million on an after-tax basis.

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This news release is dated as at February 14, 2017. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2015, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We achieved record cash flow from operations of $1.5 billion, record gross profits of $2.0 billion, before depreciation and amortization, and record gross profits of $1.6 billion in the fourth quarter. This performance was a result of significantly higher realized steelmaking coal prices in the quarter and, to a lesser extent, higher zinc prices.

Steelmaking coal spot prices peaked in mid-November, exceeding US$300 per tonne for the third time in the last eight years. Our realized steelmaking coal price in the fourth quarter of US$207 per tonne exceeded the quarterly benchmark price of US$200 per tonne settled in early October, as the spot priced component of our sales reflected the market trend. Tight steelmaking coal supply and increased demand from steel mills during the fourth quarter drove prices up and the quarterly benchmark price for the first quarter of 2017 was settled at US$285 per tonne in mid-December. Steelmaking coal prices have since retreated. Prices on the spot market are more than 45% below the first quarter benchmark price and are currently trading at approximately US$155 per tonne. Despite increased supply from existing producers and a number of mine restarts, spot pricing levels remain nearly double what they were a year ago.

The improved prices provided additional profits and cash flow and we took the opportunity to strengthen our balance sheet by repurchasing US$759 million (CAD$1.0 billion) principal amount of our outstanding notes in September and October. Since the beginning of 2016 through to early 2017, we have reduced our debt by US$793 million. Our debt to debt-plus-equity ratio declined from 37% at the start of 2016 to 32% at December 31, 2016. We may purchase further debt from time to time on an opportunistic basis.

Construction of the Fort Hills oil sands project as of year end has surpassed 76% of completion, with two of the six major project areas (mining and infrastructure) turned over to operations. All major plant equipment and materials are on site, and all major vessels and process modules have been installed. Mobilization for operation has begun and the project remains on track to produce first oil in late 2017. The revised total project capital forecast is approximately 10% above the project sanction estimate, excluding foreign exchange impacts. Our share of project capital costs through to completion (including foreign exchange) is now expected to be $805 million, of which approximately $640 million will be spent in 2017. Due to the increase in capital cost, we recorded a pre-tax impairment charge of $222 million in our fourth quarter results.
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Profit and Adjusted Profit(1)

Profit attributable to shareholders was $697 million, or $1.21 per share, in the fourth quarter compared with a loss of $459 million or $0.80 per share in the same period last year. In the fourth quarter of 2015, we recorded asset impairment charges on a number of our assets that totaled $536 million on an after-tax basis ($736 million on a pre-tax basis).

During the fourth quarter of 2016 we recorded asset impairment charges primarily relating to our investment in Fort Hills. These charges totalled approximately $268 million on a pre-tax basis (after-tax $198 million), of which $222 million related to Fort Hills, and also include the write-off of costs relating to the halted fuming furnace project at Trail.

Adjusted profit attributable to shareholders, after adjusting for the items identified in the table below, was a record $930 million, or $1.61 per share, in the fourth quarter compared with $16 million or $0.03 per share in the same period in 2015. The substantial rise in our adjusted profit was primarily due to significantly higher realized steelmaking coal prices in the quarter compared with a year ago and partly due to higher zinc prices.

Profit and Adjusted Profit
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Profit (loss) attributable to Shareholders:	$697	$(459)	$1,040	$(2,474)
Add (deduct):
Asset sales and provisions	10	(91)	(53)	(107)
Foreign exchange (gains) losses	16	19	(45)	80
Debt repurchase gains	(24)	-	(44)	-
Debt prepayment options gain	(12)	-	(84)	-
Collective agreement charges	32	10	42	10
Impairments	198	536	217	2,691
Tax items and other items	13	1	30	(12)
Adjusted profit (1)	$930	$16	$1,103	$188
Adjusted earnings per share (1)	$1.61	$0.03	$1.91	$0.33

Note:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in a $27 million after-tax charge ($28 million before tax) in the fourth quarter, or $0.05 per share. We do not adjust our reported profit for these items as they occur on a regular basis.
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FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2016	2015	2016	2015

Revenues and profit
Revenues	$3,557	$2,135	$9,300	$8,259
Gross profit before depreciation and amortization (1)	$1,964	$614	$3,781	$2,645
Gross profit	$1,577	$281	$2,396	$1,279
EBITDA (1)	$1,561	$(269)	$3,350	$(1,633)
Profit (loss) attributable to shareholders	$697	$(459)	$1,040	$(2,474)

Cash flow
Cash flow from operations	$1,490	$693	$3,056	$1,962
Property, plant and equipment expenditures	$417	$532	$1,416	$1,581
Capitalized stripping costs	$108	$176	$477	$663
Investments	$19	$13	$114	$82

Balance Sheet
Cash balances			$1,407	$1,887
Total assets			$35,629	$34,688
Debt, including current portion			$8,343	$9,634

Per share amounts
Profit (loss) attributable to shareholders	$1.21	$(0.80)	$1.80	$(4.29)
Dividends declared	$0.05	$0.05	$0.10	$0.20

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions of tonnes)	7.3	6.4	27.6	25.3
Copper (2)	72	96	324	358
Zinc in concentrate (3)	152	158	662	658
Zinc - refined	81	79	312	307

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions of tonnes)	6.9	6.5	27.0	26.0
Copper (2)	75	105	325	357
Zinc in concentrate (3)	240	238	677	706
Zinc - refined	84	79	312	308

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$207	$81	$115	$93
Steelmaking coal (realized CAD$/tonne)	$277	$108	$153	$117
Copper (LME cash - US$/pound)	$2.39	$2.22	$2.21	$2.49
Zinc (LME cash - US$/pound)	$1.14	$0.73	$0.95	$0.87
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.34	$1.33	$1.28

Gross profit margins before depreciation (1)
Steelmaking coal	69%	28%	48%	30%
Copper	42%	33%	39%	38%
Zinc	36%	26%	31%	29%

Notes:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
(3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter of 2015.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Revenues
Steelmaking coal	$1,933	$701	$4,144	$3,049
Copper	540	619	2,007	2,422
Zinc	1,083	814	3,147	2,784
Energy	1	1	2	4
Total	$3,557	$2,135	$9,300	$8,259
Gross profit, before depreciation and amortization (1)
Steelmaking coal	$1,343	$197	$2,007	$906
Copper	226	203	788	931
Zinc	394	213	984	805
Energy	1	1	2	3
Total	$1,964	$614	$3,781	$2,645

Gross profit (loss)
Steelmaking coal	$1,178	$29	$1,379	$200
Copper	52	76	190	426
Zinc	348	176	830	655
Energy	(1)	-	(3)	(2)
Total	$1,577	$281	$2,396	$1,279

Note:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Steelmaking coal price (realized US$/tonne)	$207	$81	$115	$93
Steelmaking coal price (realized CAD$/tonne)	$277	$108	$153	$117
Production (million tonnes)	7.3	6.4	27.6	25.3
Sales (million tonnes)	6.9	6.5	27.0	26.0
Gross profit before depreciation and amortization	$1,343	$197	$2,007	$906
Gross profit	$1,178	$29	$1,379	$200
Property, plant and equipment expenditures	$27	$28	$71	$97

Performance

Gross profit from our steelmaking coal business unit in the fourth quarter was $1.2 billion compared with $29 million a year ago. Gross profit before depreciation and amortization increased by $1.1 billion in the fourth quarter compared with the same period in 2015 (see table below) due to significantly higher realized steelmaking coal prices.

Fourth quarter production of 7.3 million tonnes was 14% higher than the same period a year ago and set a second consecutive quarterly production record. Annual production of 27.6 million tonnes also represents an all-time production record. This performance in the quarter and year was the result of record fourth quarter production from four of our six operations and record annual production from Elkview, Greenhills and Line Creek. We also settled five-year collective agreements at Fording River and Elkview during the quarter.

Sales volumes of 6.9 million tonnes in the fourth quarter was 6% higher than the same period in 2015 and represented the third highest quarterly sales in our history and best ever fourth quarter. Annual sales of 27.0 million tonnes also represents an all-time record high. This strong performance resulted from a combination of tightness in supply and robust demand in all market areas.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2015	$197
Increase (decrease):
Steelmaking coal price realized	1,180
Sales volume	16
Operating costs	(14)
Inventory write-down recorded in prior year	13
Collective agreement charge	(49)
Net increase	1,146
As reported in current quarter	$1,343

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Property, plant and equipment expenditures totaled $27 million in the fourth quarter. Capitalized stripping costs were $63 million in the fourth quarter compared with $103 million in the same period in 2015. We are continuing to strip at all operations based on their respective mine plans, however, as a result of the sequencing in the fourth quarter of 2016, we mined in lower strip ratio areas at a number of sites and therefore capitalized a lower amount of costs.

Markets

Our realized price of US$207 per tonne in the fourth quarter was greater than the reported benchmark price of US$200 per tonne for the quarter. With spot prices briefly exceeding US$300 per tonne for our top quality products, the blended realized pricing across our products was higher than the benchmark in the fourth quarter. Our realized sales price for any quarter reflects a mix of quarterly contract sales and spot sales concluded in the current and previous quarter on carry over tonnage.

Steelmaking coal prices for the first quarter of 2017 have been agreed with the majority of our customers that price off of the quarterly benchmark based on US$285 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors.

Since the quarterly contract benchmark price of US$285 per tonne for the first quarter of 2017 was established in early December 2016, spot prices for coal have declined to current levels of approximately US$155 per tonne. We sell about 40% of our volume on the basis of the quarterly contract price and about 60% on shorter term pricing mechanisms. The average realized price for the first quarter is now expected to be in the range of 70-75% of the quarterly contract price, reflecting this business mix.

Sales volumes have also been lower than expected in the first half of the quarter reflecting the lower demand which is also influencing current spot prices. Customers apparently bought coal volumes in the fourth quarter in anticipation of ongoing global supply constraint issues into the first quarter which did not materialize and therefore, they are relatively well supplied in the short term. In addition, demand has been reduced during the Chinese lunar new year period.

Winter weather conditions in southern British Columbia and logistics performance have impacted port and mine inventories, production and sales. In particular, poor rail and terminal performance has reduced port inventories and has required production cutbacks as mine inventories reached critical levels. Mine inventories remain high and achieving our planned production and sales will depend upon the performance of the rail transportation network and port loading facilities.

We do expect coal sales volumes to increase in the latter half of the quarter, but not sufficiently to result in more than approximately 6.0 million tonnes of sales in the quarter.

Operations

Our Greenhills Operation set a new quarterly production record in the fourth quarter and, along with Elkview and Line Creek Operations, set new annual production records in 2016.

Unit cash production costs at the mines were 9% higher this quarter than in the fourth quarter of 2015. We experienced increased costs for labour at our largest mines because of settlements
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under collective agreements and utilized additional contractors to maximize production in order to capture the increased profit margin arising from the higher coal prices.

Our continuous improvement initiatives delivered significant results in our 2016 focus areas capturing cost efficiencies in maintenance and supply. In addition, throughout the year we made gains in equipment and labour productivity and will continue to concentrate effort there in 2017.

In the fourth quarter of 2016, we continued to experience the positive effects of lower diesel prices compared with 2015, although diesel prices have increased relative to the first nine months of 2016. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced decreased by 5% compared to the fourth quarter of 2015.

Our West Line Creek active water treatment facility is operating consistent with design parameters and in compliance with permit limits. We are continuing to investigate an issue regarding selenium compounds in effluent. Work is ongoing to assess the potential implications of this issue and, if associated environmental impacts are identified, modifications to operating parameters or facilities may be required. The cost of modifications may be material and permitting of future mine expansions may be delayed and design and construction of additional water treatment facilities will likely be delayed while we determine the significance of the issue and how to address it.

Cost of Sales

Site cost of sales in the fourth quarter of 2016, before transportation, depreciation and one-time collective agreement settlement costs at our largest mines, increased by $3 to $44 per tonne. Despite the higher costs this quarter, on an annual basis costs were $2 per tonne lower than in 2015. This was primarily the result of lower diesel prices, reduced consumption of maintenance parts and decreased contractor costs as we were successfully able to reduce spending and increase productivity in key areas throughout the year.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2016	2015	2016	2015

Site cost of sales (1) (2)	$44	$41	$43	$45
Transportation costs	34	35	34	36
Inventory write-down	-	2	-	2
Collective agreement charge	7	-	2	-
Unit costs (1) (2)	$85	$78	$79	$83

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	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2016	2015	2016	2015

Site cost of sales (1) (2)	$33	$31	$32	$35
Transportation costs	26	26	26	28
Inventory write-down	-	1	-	1
Collective agreement charge	5	-	2	-
Unit costs (1) (2)	$64	$58	$60	$64

Notes:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	Does not include capitalized stripping or capital expenditures.

Our total cost of sales for the quarter also included a $12 per tonne charge for the amortization of capitalized stripping costs and $12 per tonne for other depreciation.

Outlook

We are expecting sales volumes in the first quarter of 2017 to be approximately 6.0 million tonnes. As steel mills draw down on inventories built up in the fourth quarter, we are expecting sales to be weighted towards the back of the quarter, with the result that we expect our first quarter realized price to be approximately 75% of the benchmark price. Our sales volumes in the first quarter of each year are typically lower than other quarters in the year due to winter weather-related issues and Lunar New Year holidays in China.

Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels as well as the performance of the rail transportation network and port loading facilities. Poor rail performance in the fourth quarter of 2016 and in 2017 to date has reduced port inventories and has required production cutbacks as mine inventories reached critical levels at some sites.

Steelmaking coal production in 2017 is expected to be between 27 and 28 million tonnes. As in prior years, annual volumes produced will be adjusted if necessary to reflect market demand for our products. Meeting this production target will require adequate rail and port service. Assuming that current market conditions persist, production from 2018 to 2020 is expected to remain similar to 2017, despite the closure of the Coal Mountain Operation in late 2017.

We intend to maintain total production at this level by increasing production at our other Elk Valley mines. We received permits in the latter half of 2016 to commence mining in new areas at the Fording River, Elkview and Greenhills mines which will extend the lives of these mines and allow us to increase production. This will require some investment in the processing plants and the transfer of mining assets from Coal Mountain in order to develop the recently permitted mining areas at each of the sites. The strip ratios in these new areas will be higher as they are developed and we may require some additional mining capacity to balance coal production targets.

With this additional mining activity, we expect our site costs in 2017 to be in the range of $46 to $50 per tonne (US$35 to US$39). This range is higher than in 2016, primarily as the result of the efforts described above to maintain total production after the closure of Coal Mountain,
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which will require use of additional equipment and labour. We also anticipate increased costs for inputs, including diesel. Additionally, as we did in the fourth quarter of 2016, we plan to spend funds as required to maximize production and sales in the current market environment, while maintaining appropriate cost discipline.

Transportation costs in 2017 are expected to be approximately $35 to $37 per tonne (US$27 to US$29).

Strip ratios vary as mining progresses, and with the accelerated mining activity as described above, we expect our overall mining costs to increase from 2016 levels and a higher proportion of mining costs are expected to relate to capitalized stripping as we enter into the new mining areas at Fording River, Elkview, Greenhills and Line Creek in preparation for the mine life extensions. As a result, we expect an increase in capitalized stripping from $277 million in 2016 to $430 million in 2017.

Capital spending planned for 2017 also includes $140 million for sustaining capital and $120 million for major enhancement projects, the latter of which largely relates to the initial development costs to enter into the new mining areas mentioned above at our Elk Valley operations.

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COPPER BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Copper price (realized – US$/pound)	$2.40	$2.21	$2.20	$2.50
Production (000’s tonnes)	72	96	324	358
Sales (000’s tonnes)	75	105	325	357
Gross profit before depreciation and amortization	$226	$203	$788	$931
Gross profit	$52	$76	$190	$426
Property, plant and equipment expenditures	$65	$125	$183	$338

Performance

Gross profit in the fourth quarter from our copper business unit was $52 million compared with $76 million a year ago. Gross profit before depreciation and amortization from our copper business unit increased by $23 million in the fourth quarter compared with the same period in 2015 (see table below). This was primarily due to successful cost reduction efforts and higher realized copper and by-product prices, which more than offset significantly lower sales volumes. In addition, due to the improving copper price environment and reduced unit costs, we reversed $23 million of previously recorded inventory write-downs in the quarter compared with $20 million of write-downs a year ago. These inventory adjustments were primarily related to our Quebrada Blanca Operation.

Fourth quarter copper production decreased by 24% from a year ago primarily due to reduced production at Highland Valley Copper as a result of lower ore grades, as anticipated in the mine plan. Significant cost reduction efforts at our operations substantially reduced the effect of lower copper production on our cash unit costs, after by-product margins, which only increased by 6% to US$1.45 per pound compared with the same period in 2015.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2015	$203
Increase (decrease):
Copper price realized	39
Sales volume	(60)
Co-product and by-product revenues	31
Unit operating costs	(43)
Effect of copper inventory write-downs	43
Labour settlement 2015	13
Net increase	23
As reported in current quarter	$226

Property, plant and equipment expenditures totaled $65 million, including $48 million for sustaining capital and $16 million for new mine development related to the Quebrada Blanca
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Phase 2 project. Capitalized stripping costs were $38 million in the fourth quarter, lower than $50 million in the same period in 2015, with the reduction primarily due to lower strip ratios in current mining areas and lower operating costs at Highland Valley Copper.

Markets

LME copper prices averaged US$2.39 per pound in the fourth quarter of 2016, up 10.5% from the third quarter, and up 8.0% compared with the fourth quarter of 2015. LME copper prices averaged US$2.21 per pound for 2016, down 13% over the previous year. In early November, copper prices rallied over US$0.50 per pound in two weeks after being on a downward trend since February 2011 when prices peaked above US$4.60 per pound.

Total reported exchange stocks remained essentially unchanged during the quarter at 0.5 million tonnes. Total reported global copper exchange stocks are now estimated to be eight days of global consumption, well below the estimated 25 year average of 12 days of global consumption. Copper stocks fell on the LME by 50,000 tonnes and copper stocks on the Shanghai Futures Exchange and the Nymex rose by 51,000 tonnes in aggregate.

Copper consumption continues to rise at better than projected rates, although still lower than in 2015. Chinese demand growth is now projected by Wood Mackenzie to reach 4% for 2016 and 2.5% in 2017. Stronger than expected construction and automotive growth have offset manufacturing declines. Demand growth in the fourth quarter in both the U.S. and Europe was above previous forecasts on record automotive sales, while the stronger U.S. dollar continues to impact U.S. manufacturing exports. Wood Mackenzie is forecasting slightly higher global demand growth in 2017 at 2.1% compared to 2% in 2016.

The large increases in global mine production growth over the past two years are now mostly complete and mine production growth is forecast by Wood Mackenzie to fall in 2017. Despite the recent rally in prices and stable metal stocks, the market remains cautious in the short to medium-term. Longer term, the lack of investments made during the past six year downward trend in prices is expected to constrain new production growth for some time.

Operations

Highland Valley Copper

As anticipated in the mine plan, copper production declined by 45% to 22,500 tonnes in the fourth quarter due to lower copper grades and lower recoveries. As the mix of the mill feed shifted from harder Valley pit ore to softer and lower grade Lornex pit ore, mill throughput increased by 4% from last year. The transition to more Lornex ores progressed during the final quarter of 2016 as the current high grade phase of the Valley pit was exhausted. Molybdenum production in the fourth quarter of 2.2 million pounds was more than twice the amount produced a year ago as a result of higher grades.

Operating costs in the fourth quarter declined by $9 million, or 7%, compared with the same period a year ago as a result of significant cost reduction efforts and lower diesel and consumable costs.

Our labour agreement at Highland Valley Copper expired at the end of the third quarter, and negotiations are ongoing.
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As anticipated in the mine plan, production at Highland Valley Copper will vary considerably over the next few years due to significant fluctuations in ore grades and hardness in the three active pits. The production plan relies primarily on Lornex ore in 2017, supplemented by the similarly low grade Highmont pit and lower grade sources in the Valley pit, which is now in a heavier stripping phase over the next three to four years. Copper production in 2017 is anticipated to be between 95,000 and 100,000 tonnes, with lower production in the first half of the year, before gradually recovering in 2018 and 2019. Annual copper production from 2018 to 2020 is expected to be between 115,000 and 135,000 tonnes per year. Copper production is anticipated to return to above life of mine average levels of 140,000 tonnes per year after 2020 through to the end of the current mine plan in 2026. Molybdenum production in 2017 is expected to be approximately 9.0 to 9.5 million pounds contained in concentrate, before declining to approximately 7.0 million pounds contained in concentrate annually from 2018 to 2020.

Antamina

Copper production in the fourth quarter of 98,500 tonnes decreased by 14% compared with a year ago primarily as a result of lower ore grades and mill throughput. The mix of mill feed in the quarter was 67% copper-only ore and 33% copper-zinc ore, broadly similar to the same period a year ago. Zinc production of 79,200 tonnes in the fourth quarter increased by 21,200 tonnes, or 37%, compared with a year ago due to higher zinc grades and recoveries.

We continued to make very good progress on cost savings and productivity initiatives, with overall site production costs in the quarter lower than a year ago. During 2016, the site achieved a 13% increase in tonnes mined to a record 244 million tonnes.

Our 22.5% share of Antamina’s 2017 production is expected to be in the range of 88,000 to 92,000 tonnes of copper, 75,000 to 80,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate. Our share of copper production is expected to be between 90,000 and 100,000 tonnes from 2018 to 2020. Zinc production is expected to remain strong as the mine enters a phase with higher zinc grades and a higher proportion of copper-zinc ore processed. Our share of zinc production is anticipated to average 80,000 tonnes per year during the same 2018 to 2020 period, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed, as anticipated in the mine plan. Annual molybdenum production is expected to be between 2.5 and 3.0 million pounds between 2018 and 2020.

Carmen de Andacollo

Copper production in the fourth quarter was similar to the same period of 2015 with a slight increase in copper in concentrate produced, offset by a reduction in copper cathode.

Our continuing cost reduction efforts resulted in lower costs for operating supplies and reduced contractor costs. Operating costs, before a one-time labour settlement charge of US$10 million last year, declined by US$11 million in the fourth quarter compared with a year ago. On an annual basis, operating costs declined by 13% compared with a year ago despite additional tonnes mined and milled.

Consistent with the mine plan, copper grades are expected to continue to gradually decline in 2017 and in future years, which we expect to largely offset with planned throughput improvements in the mill. Carmen de Andacollo’s production in 2017 is expected to be similar to
14    Teck Resources Limited 2016 Fourth Quarter News Release

2016 and in the range of 68,000 to 72,000 tonnes of copper in concentrate and 3,000 to 4,000 tonnes of copper cathode. Copper in concentrate production is expected to be in the range of 65,000 to 70,000 tonnes for the subsequent three year period, with cathode production rates uncertain past 2017, although there is potential to extend.

Quebrada Blanca

Copper production in the fourth quarter was 8,900 tonnes, 4% lower than the same period in 2015.

Operating costs in the fourth quarter, before inventory adjustments, were US$4 million lower than the same period of 2015 as a result of lower supply costs, reduced material movement and our continued cost reduction efforts. Cost of sales in the current period included the reversal of US$15 million of previously recorded provisions on in-process inventories as a result of the improved copper price environment. This compares to the US$14 million of inventory write-down charges last year.

Depreciation and amortization charges increased by $40 million in the fourth quarter compared with the same period of 2015 as a result of uncertainty regarding the mine life of the supergene deposit. On a year-to-date basis, depreciation and amortization expenses are $113 million higher compared to 2015.

During the first quarter of 2017, the agglomeration circuit will be halted with all remaining supergene ore mined sent to the dump leach circuit, further reducing operating costs although with a longer leaching cycle. Work is continuing on optimizing the mine plan based on the lower operating cost profile and current copper price. Opportunities to recover additional copper from previously processed material continue to be evaluated.

We expect production of approximately 20,000 to 24,000 tonnes of copper cathode in 2017. Future production plans will depend on copper prices and further cost reduction efforts, although we currently anticipate cathode production to continue until mid-2019 at reduced cathode production rates as the supergene deposit is exhausted.

Cost of Sales

Unit cash costs of product sold in the fourth quarter of 2016 as reported in U.S. dollars, before cash margins for by-products, were US$1.72 per pound compared with US$1.46 per pound in the same period a year ago. Total operating costs have been reduced substantially at all sites, however, the favourable effects of our cost reduction efforts were offset by lower production at Highland Valley Copper in the quarter as a result of mining and processing substantially lower grade material.

Cash margins for by-products increased to US$0.27 per pound compared with US$0.09 per pound in the same period a year ago. This was primarily due to higher prices as well as significantly higher sales of zinc from Antamina and increased sales volumes of molybdenum at Antamina and Highland Valley Copper. Our cost reduction program and higher by-product credits offset significantly lower copper production in the fourth quarter, resulting in unit cash costs for copper, after cash margin for by-products, which were only 6% higher than the same period a year ago at US$1.45 per pound.
15    Teck Resources Limited 2016 Fourth Quarter News Release

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2016	2015	2016	2015

Adjusted cash cost of sales (1)	$1.49	$1.23	$1.30	$1.40
Smelter processing charges	0.23	0.23	0.22	0.24
Total cash unit costs before by-product margins (1)	$1.72	$1.46	$1.52	$1.64
Cash margin for by-products (1) (2)	(0.27)	(0.09)	(0.17)	(0.19)
Total cash unit costs after by-product margins (1)	$1.45	$1.37	$1.35	$1.45

Notes:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

At the end of the quarter we completed an updated feasibility study on our Quebrada Blanca concentrator project which incorporates recent project optimization and certain scope changes, including a different tailings facility located closer to the mine. This project has the potential to be a large-scale, long-life copper asset in the stable mining jurisdiction of Chile, with a large resource base with great potential to significantly extend the mine life beyond the feasibility case, and an ore body open in several directions, with further exploration potential. The project is expected to generate strong economic returns with all-in cash costs very well placed on the cost curve. Sustaining capital is expected to be quite low for this project due to the low strip ratio and shorter initial mine life of 25 years, hence a reduced need for replacement mobile equipment. Annual tailings construction costs are included as operating costs, with minimal sustaining capital requirements. Major process equipment as well as infrastructure such as the water supply pipeline from the coast have been designed to last the life of mine without significant capital investment. The project is currently undergoing environmental permitting, with permit approval anticipated in early 2018.

We own a 76.5% interest in Quebrada Blanca. The other shareholders are a Chilean private company which owns a 13.5% interest, and Empresa Nacional de Minera (ENAMI), a state-owned Chilean mining company, which has a 10% non-funding interest. The updated study estimates a capital cost for the development of the project on a 100% basis of US$4.7 billion (in constant first quarter of 2016 dollars, not including working capital or interest during construction), of which our funding share would be US$4.0 billion. This compares to the 2012 feasibility study estimate of US$5.6 billion on a 100% basis (in January 2012 dollars).

The study is based upon an initial mine life of 25 years, consistent with the capacity of the new tailings facility. The project scope includes the construction of a 140,000 tonne per day concentrator and related facilities connected to a new port facility and desalination plant by 165 kilometre long concentrate and desalinated water pipelines.

The project contemplates annual production of 275,000 tonnes of copper and over 7,700 tonnes of molybdenum in concentrate for the first full five years of mine life. On the basis of copper equivalent production of approximately 301,000 tonnes per year over the first full five years of mine life, this equates to a capital intensity of less than US$16,000 per annual tonne.
16    Teck Resources Limited 2016 Fourth Quarter News Release

The mineral reserve and mineral resource estimates for the concentrator project on a 100% basis, as at December 31, 2016, are set out in the tables below. Mineral resources are reported separately from, and do not include, that portion of mineral resources classified as mineral reserves.

Mineral Reserve(1)(2)

	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)

Proven	40,800	0.62	0.010
Probable	1,218,000	0.51	0.019
Total	1,258,800	0.51	0.019

Mineral Resource(2)(3)

	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)

Measured	15,500	0.41	0.006
Indicated	1,308,900	0.39	0.015
Total M&I	1,324,400	0.38	0.016
Inferred	2,140,800	0.37	0.018

Notes:
(1)	Mineral Reserves are constrained within an optimized pit shell and scheduled using a variable grade cut-off approach based on NSR values that averages US$15.07/t over the planned life of mine. The life-of-mine strip ratio is 0.52.
(2)	Both Mineral Resource and Mineral Reserve estimates consider long-term commodity prices of US$3.00/lb Cu and US10.0/lb Mo and other assumptions that include: pit slope angles of 30–44º, variable metallurgical recoveries that average approximately 91% for Cu and 76% for Mo and operational costs supported by a Feasibility Study.
(3)	Mineral Resources are reported using a NSR cut-off of US$10.36/t. Mineral Resources also include mineralization that is within the Mineral Reserves pit between NSR values of US$10.36/t and US$15.07/t which has been classified as Measured and Indicated, as well as material classified as Inferred that is within the Mineral Reserves pit. In addition Mineral Resources include 23.8 million tonnes of hypogene material grading 0.54% copper that has been mined and stockpiled during our existing supergene operations.

Estimated key project operating parameters are summarized in the following table.

	First Full Five Years	First Full Ten Years	Life of Mine

Strip ratio (tonnes waste: tonnes ore)	0.40:1	0.54:1	0.52:1
Tonnes milled (tonnes per day)	140,000	140,000	140,000
Copper grade (%Cu)	0.60%	0.56%	0.51%
Molybdenum grade (%Mo)	0.020%	0.021%	0.019%
Contained copper production (tonnes per annum)	275,000	258,000	238,000
Contained molybdenum production (tonnes per annum)	7,700	8,200	7,300
Contained copper equivalent production (tonnes per annum)	301,000	286,000	262,000
C1 cash costs (US$)*	1.28	1.33	1.41

*	C1 cash costs are presented after by-product credit assuming US$10 per pound of molybdenum. C1 cash costs are inclusive of all stripping costs during operations, which are estimated at approximately US$0.05 per pound of copper over the life of mine. Sustaining capital costs, excluded from C1 cash costs, are expected to average US$0.04 per pound of copper over the life of mine.
17    Teck Resources Limited 2016 Fourth Quarter News Release

Estimated life of mine project economics across a range of copper prices are presented in the following table.

Copper price (US$ per pound) (1)	$2.75	$3.00	$3.25	$3.50

Net present value at 8% (US$ millions)	565	1,253	1,932	2,604
Internal rate of return (%)	9.7%	11.7%	13.5%	15.2%
Payback from first production (years)	6.8	5.8	5.0	4.4
Mine life to payback ratio (x)	3.7	4.3	5.0	5.6
Annual EBITDA (2)
First Full Five Years (US$ million per annum)	856	1,002	1,148	1,294
First Full Ten Years (US$ million per annum)	781	918	1,055	1,192
Life of Mine (US$ million per annum)	685	811	937	1,063

Notes:
(1)	Project economics are presented on an unlevered, after-tax basis for a Chilean-domiciled entity and assume US$10 per pound of molybdenum.
(2)	Life of Mine annual average EBITDA figures exclude the first and last partial years of operations.

Power purchase agreements have been signed which will provide secure and reliable electric power supply for the Quebrada Blanca Phase 2 project.

As part of the regulatory process, we submitted the Social and Environmental Impact Assessment (SEIA) to the Region of Tarapacá Environmental Authority in the third quarter of 2016. A decision to proceed with development would be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before mid-2018. Assuming a mid-2018 construction start, the project schedule anticipates first ore processed in the latter half of 2021.

The scientific and technical information regarding the hypogene project was approved by Mr. Rodrigo Alves Marinho, P.Geo and Mr. Mike Nelson FAusIMM, who are employees of Teck. Mr. Rodrigo Alves Marinho is a qualified person, as defined under National Instrument (NI) 43-101, and approved the geology, mineral resource, mine plans and mineral reserve estimates. Mr. Nelson is a qualified person, as defined under National Instrument 43-101, and approved the metallurgy and the financial models on which the mineral reserves were based.

NuevaUnión (formerly Project Corridor)

In October 2016, work began on a pre-feasibility study concurrently with early and ongoing engagement with indigenous and non-indigenous communities to gather feedback and help inform project design. In addition, the first environmental baseline campaign was completed in December 2016. Planned 2017 activities include 16,750 metres of technical drilling on the Relincho and La Fortuna deposits in support of the studies. We expect to complete the pre-feasibility study at the end of the third quarter of 2017.

Other Copper Projects

During the third quarter, we completed the pre-feasibility study at the Zafranal copper-gold project located in southern Peru. The project is held by Compañia Minera Zafranal S.A.C. In
18    Teck Resources Limited 2016 Fourth Quarter News Release

January 2017, we increased our ownership of Compañia Minera Zafranal S.A.C. to 80% through an acquisition of all of the outstanding shares of AQM Copper Inc., not already owned by us. The remaining 20% is held by Mitsubishi Materials Corporation. Additional drilling and a feasibility study are planned to start in 2017 along with additional community engagement activities, environmental studies and archaeological studies, and permitting work necessary to prepare and submit and Environmental Impact Assessment.

Outlook

We expect 2017 copper production to be in the range of 275,000 to 290,000 tonnes, a decline of approximately 13% from 2016 production levels. The lower production is primarily due to continued lower grades and recoveries at Highland Valley Copper and further planned production declines at our Quebrada Blanca Operation as it nears the end of its life for the supergene deposit.

In 2017, we expect our copper unit costs to be in the range of US$1.75 to US$1.85 per pound before margins from by-products and US$1.40 to US$1.50 per pound after by-products based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 280,000 to 300,000 tonnes from 2018 to 2020.

19    Teck Resources Limited 2016 Fourth Quarter News Release

ZINC BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Zinc price (realized – US$/lb)	$1.13	$0.75	$0.98	$0.87
Production (000’s tonnes)
Refined zinc	81	79	312	307
Zinc in concentrate (1)	133	145	617	598
Sales (000’s tonnes)
Refined zinc	84	79	312	308
Zinc in concentrate (1)	223	222	635	644
Gross profit before depreciation and amortization	$394	$213	$984	$805
Gross profit	$348	$176	$830	$655
Property, plant and equipment expenditures	$27	$70	$146	$145

Note:
(1)	Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter of 2015. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit from our zinc business unit in the fourth quarter was $348 million compared with $176 million a year ago. Gross profit before depreciation and amortization from our zinc business unit increased by $181 million compared to the fourth quarter of 2015 (see table below) primarily due to significantly higher zinc prices.

Zinc in concentrate production in the fourth quarter was 7% higher than the fourth quarter of 2015. A year-end inventory correction recorded in the quarter resulted in reported production being 8% lower than a year ago. Trail set a new annual refined zinc production record as refined zinc production continued to be strong in the fourth quarter and rose 2% compared to the same quarter in 2015 due to better plant availability and operational improvements.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2015	$213
Increase (decrease):
Zinc price realized	234
Sales volumes	4
Co-product and by-product contribution	34
Unit operating costs	(13)
Royalties	(78)
Net increase	181
As reported in current quarter	$394

20    Teck Resources Limited 2016 Fourth Quarter News Release

Property, plant and equipment expenditures included $27 million for sustaining capital in the fourth quarter.

Markets

LME zinc prices averaged US$1.14 per pound in the fourth quarter of 2016, an increase of 12% from last quarter and up 56% from the fourth quarter a year ago. LME zinc prices for the full year averaged US$0.95 per pound up 9% over the previous year. In the fourth quarter, zinc prices increased from just above US$1.00 per pound early in the quarter to US$1.31 per pound at the end of November, representing a ten year high.

Total reported zinc exchange stocks fell 28,400 tonnes during the quarter to 580,700 tonnes, and year-to-date exchange stocks are down 84,200 tonnes. Total global reported exchange stocks are estimated at 15 days of global consumption, down from the 25 year average of 23 days. Excess zinc metal stocks also continue to be drawn down from non-LME warehouses.

Demand for refined zinc globally was seasonally weaker in the fourth quarter with global galvanized steel production down 1.1% from the prior quarter, but up 6.0% over the same period last year. For the full year, CRU estimates that global galvanized sheet production was up 3.0%.

Mine production in China is estimated to have contracted by 4% to November 2016 and imports of concentrates are down 43% for the eleven months to November, or 578,000 tonnes. As a consequence of limited availability, stocks of zinc concentrates were drawn down to critical levels last quarter. Western world zinc mine closures combined with seasonally low northern Chinese mine production are expected to keep spot concentrate treatment charges near historically low levels. Tightness in the concentrate market continued to limit refined production and reduce exchange stocks during the quarter.

Operations

Red Dog

Zinc production in the fourth quarter was 7% higher than a year ago as a result of higher mill throughput, partially offset by lower grades and recoveries. Lead production declined by 4% compared to a year ago primarily due to lower lead grades during the quarter. Our concentrate inventories were adjusted at the conclusion of the shipping season when our mine site concentrate inventories were fully depleted, which resulted in a downward revision to fourth quarter zinc production and an upward revision to fourth quarter lead production. Zinc production, including adjustments, was 9% lower than a year ago while lead production was 21% higher than a year ago.

Zinc sales of 213,800 tonnes were similar to the fourth quarter of 2015, but were substantially higher than our most recent guidance of 180,000 tonnes. The higher volumes reflect accelerated consumption rates by smelters due to continued tightness in the concentrate market. This is reflected in spot treatment charges which are now significantly below benchmark terms.

Operating costs of US$89 million in the fourth quarter were US$5 million lower than in the same period a year ago primarily due to lower diesel and operating supplies costs. Capitalized
21    Teck Resources Limited 2016 Fourth Quarter News Release

stripping costs were US$5 million in the fourth quarter, US$12 million less than the same period a year ago due to mine sequencing during the quarter.

Offsite zinc inventory available for sale from January 1, 2017 to the beginning of the 2017 shipping season totals 215,000 tonnes (2016 – 220,000 tonnes) of contained metal. Zinc sales volumes in the first quarter of 2017 are estimated to be approximately 100,000 tonnes of contained metal, however, there is upside potential to first quarter sales as smelters may accelerate the treatment of inventory due to the general tightness in the global concentrate market. All offsite lead inventories were sold as of the end of 2016.

Red Dog’s production of contained metal in 2017 is expected to be in the range of 545,000 to 565,000 tonnes of zinc and 110,000 to 115,000 tonnes of lead. From 2018 to 2020, Red Dog’s production of contained metal is expected to be in the range of 500,000 to 525,000 tonnes of zinc and 85,000 to 115,000 tonnes of lead. Studies to debottleneck the mill and increase throughput to help offset lower zinc grades continue to progress with a feasibility study currently underway.

A payment in lieu of taxes (PILT) agreement between Teck Alaska and the North West Arctic Borough (the regional municipality) expired December 31, 2015. Prior to the expiry of the PILT agreement, the Borough enacted a new tax ordinance, imposing a severance tax that would have significantly increased local taxes paid by Teck Alaska. Teck Alaska filed a legal complaint challenging the legality of the severance tax and seeking to compel the Borough to engage in good faith negotiations with respect to a new PILT agreement. Early in 2017, Teck Alaska and the Borough agreed on a term sheet with respect to the terms of a new ten year PILT agreement. Under the terms contemplated by the term sheet, PILT payments to the Borough, based on the assessed property value of the mine, would increase by approximately 30%. In addition, Teck Alaska would make annual payments based on mine profitability to a separate fund aimed at social investment in villages in the region. This agreement is subject to approvals by the Borough and Teck Alaska and will not be effective until a definitive PILT Agreement and related documents are settled.

Trail

Refined zinc production of 80,200 tonnes in the fourth quarter contributed to a new annual production record, primarily due to higher plant availability. Refined lead production also set a new annual production record, even as quarterly refined lead production of 22,300 tonnes in the fourth quarter was 6% lower than a year ago. Increased lead production in 2016 was a result of improved operating reliability and higher lead inputs in the feed mix compared to last year.

Operating costs in the fourth quarter of $110 million were $21 million higher than a year ago. This increase in operating costs was a result of higher energy costs and timing of the annual Kivcet maintenance shutdown, which occurred in October 2016 whereas in 2015 it took place earlier in the year. During the fourth quarter, Trail incurred an impairment charge of $46 million in costs associated with the decision not to proceed with the Number 4 Slag Fuming Furnace Project.

Sustaining capital expenditures in the quarter included $5 million for the acid plant, $2 million for the water treatment plant and $9 million for various other projects.
22    Teck Resources Limited 2016 Fourth Quarter News Release

In 2017, we expect Trail to produce in the range of 300,000 to 305,000 tonnes of refined zinc, approximately 95,000 tonnes of refined lead and 23 to 25 million ounces of silver.

Pend Oreille

Zinc production during the quarter of 8,900 tonnes was 4% higher than the same period last year primarily due to higher ore grades and improved mill recoveries.

The current mine plan sustains the operation through to early 2018, although there is still significant potential to extend the mine life. We identified highly prospective areas in the currently producing East Mine area and initiated a major exploration and drilling program during the quarter, which will continue in 2017.

We expect 2017 production to be between 35,000 and 40,000 tonnes of zinc in concentrate. Production rates beyond 2017 are uncertain, although the potential exists to extend the life at similar rates for several more years.

Other Zinc Projects

In October 2016, we announced an agreement to increase our interest to 100% in the Teena/Reward zinc project by acquiring the 49% interest held by Rox Resources Limited. Closing of the transaction is expected in the first quarter of 2017. Teena is located eight kilometers west of the MacArthur River Mine in the Northern Territory of Australia.

Outlook

We expect zinc in concentrate production in 2017, including co-product zinc production from our copper business unit, to be in the range of 660,000 to 680,000 tonnes.

For the 2018 to 2020 period, we expect total zinc in concentrate production to be in the range of 580,000 to 605,000 tonnes excluding Pend Oreille, which has an uncertain production profile beyond 2017.

23    Teck Resources Limited 2016 Fourth Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project
Suncor, as operator of the Fort Hills oil sands project, has provided an update regarding its recently completed review of schedule, project costs and throughput. Suncor advises that the review, at this advanced stage of project development, provides a high degree of confidence on schedule and project costs to completion. In parallel, a review of the plant throughput conducted in parallel has confirmed the steady state production target and expected ramp up.

Suncor has announced an 8% increase in the nameplate capacity of the project to 194,000 barrels per day (100% basis). We expect an average production rate of 186,000 barrels per day over the life of the project.

Construction as of year end has surpassed 76% of completion, with two of the six major project areas (mining and infrastructure) turned over to operations. All major plant equipment and materials are on site, and all major vessels and process modules have been installed. Shovels, trucks and equipment are mobilizing for operations. As of year end, 58% of operations personnel have been hired. Our share of capital expenditures for 2016 was $987 million.

The project remains on track to produce first oil in late 2017. The majority of project scope areas are progressing in line with the original plan and budget, but effects of the 2016 Fort McMurray wild fire as well as productivity challenges have caused an increase in the capital cost estimate for the secondary extraction facility. The revised total project capital forecast is approximately 10% above the project sanction estimate, excluding foreign exchange impacts. Our share of project capital costs through to completion (including foreign exchange) is now expected to be $805 million, of which approximately $640 million will be spent in 2017. We recorded an impairment charge of $222 million in our fourth quarter results, which was triggered by an increase in the expected development costs for the project.

Oil production from the first of three secondary extraction units is still expected by the end of 2017. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018, and it is expected that production will reach 90% of nameplate capacity by the end of 2018. Suncor is also exploring the opportunity to reduce the ramp-up period.

Frontier Energy Project

The regulatory application review of Frontier is continuing with a federal-provincial hearing panel reviewing information filed to date. The regulatory review process is expected to continue through 2017, making 2018 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We are evaluating the future project schedule and development options as part of our ongoing capital review and prioritization process.

Wintering Hills Wind Power Facility

On January 26, 2017 we announced that we had entered into an agreement to sell our 49% interest in the Wintering Hills Wind Power Facility to IKEA Canada for $58.6 million. The sale is expected to close in the first quarter of 2017.
24    Teck Resources Limited 2016 Fourth Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expenses, net of other income, were $98 million in the fourth quarter compared with $73 million a year ago. We recorded various non-cash gains and losses due to changes in market prices and rates in respect of pricing adjustments, commodity derivatives, stock based compensation and the discounted value of decommissioning and restoration provisions for closed mines, which totaled $28 million net charge on a pre-tax basis ($27 million after-tax). Pricing adjustments in the fourth quarter totaled $90 million and included positive pricing adjustments on copper and zinc of $48 million and $28 million, respectively.

The table below outlines our outstanding receivable positions, provisionally valued at September 30, 2016 and December 31, 2016.

	Outstanding at		Outstanding at
	September 30, 2016		December 31, 2016
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	156	2.20	114	2.50
Zinc	246	1.08	231	1.17

Finance expense was $85 million in the fourth quarter, $5 million higher than a year ago. Our debt interest rose slightly, while our fees for letters of credit increased by $17 million. These items were partly offset by an increase of our capitalized interest.

Non-operating income in the fourth quarter totaled $25 million compared with a $21 million non-operating expense in the same period last year. We recorded a $15 million pre-tax gain on the revaluation of our call options on our most recently issued debt as our credit spread has declined in the quarter. In addition, we realized a pre-tax gain of $27 million on the repurchase of our debt below face value in the fourth quarter. These items were partly offset by foreign exchange losses of $17 million.

Income and resource taxes for the fourth quarter were $395 million, or 36% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% primarily as a result of resource taxes, higher rates in foreign jurisdictions, inclusive of the newly enacted Peruvian corporate tax increases, and the tax impact of impairments. These were partially reduced by the lower effective tax rate on the gain on debt purchases. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

25    Teck Resources Limited 2016 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31,	December 31,
	2016	2015

Term notes face value	$6,141	$6,900
Unamortized fees and discounts	(50)	(61)
Other	122	122
Total debt (US$ in millions)	$6,213	$6,961

Canadian $ equivalent (1)	8,343	9,634
Less cash balances	(1,407)	(1,887)
Net debt	$6,936	$7,747

Debt to debt-plus-equity ratio (2) (3)	32%	37%
Net-debt to net-debt-plus-equity ratio (2)	28%	32%
Weighted average interest rate	5.7%	4.8%

Notes:
(1)	Translated at period end exchange rates.
(2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Since October 2015, we have retired US$1.1 billion of our term notes, including US$300 million in the fourth quarter of 2015, US$759 million in the third and fourth quarter of 2016 and US$34 million in January 2017. As a result, the principal balance of our term notes is now US$6.1 billion. At December 31, 2016, our debt to debt-plus-equity ratio was 32%.

Our committed credit facilities are our US$3.0 billion revolving credit facility and US$1.2 billion revolving credit facility. Our US$3.0 billion credit facility matures in July 2020 and US$1.14 billion of our US$1.2 billion revolving credit facility matures in June 2019, with the remaining US$60 million maturing on the facility’s original maturity date in June 2017. In June 2016, the maturity on US$1.0 billion of commitments under that credit facility was extended from June 2017 to June 2019, and an additional US$140 million of commitments were also extended in December 2016.

As at December 31, 2016, there were no amounts outstanding under the US$3.0 billion facility and there were US$981 million of letters of credit outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and C$265 million in respect of long-term transport service agreements for our share of the Fort Hills project. The remainder relates to reclamation obligations for our Red Dog mine.

26    Teck Resources Limited 2016 Fourth Quarter News Release

We also have various other credit facilities and arrangements that support our reclamation obligations. At December 31, 2016, these include:

—	an aggregate of $1.35 billion of uncommitted bilateral credit facilities with various banks and Export Development Canada ($1.10 billion letters of credit outstanding at December 31, 2016),
—	$261 million of stand-alone letters of credit, and
—	$214 million of surety bonds.

We may be required to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $1.5 billion in the fourth quarter compared with $693 million a year ago with the increase primarily due to substantially higher steelmaking coal prices.

Changes in working capital items resulted in a use of cash of $276 million in the fourth quarter. During the quarter, trade accounts receivable increased significantly as a result of the effect of the substantial rise in steelmaking coal prices and to a lesser extent, the rise in the zinc and copper prices. This was partly offset by an increase in accounts payable due to timing of royalty accruals and payments. This compares to last year when working capital charges provided a source of cash of $264 million as accounts receivable were reduced during the period.

Financing Activities

In September and October, we purchased US$334 million and US$425 million aggregate principal amount of our outstanding notes, respectively, through private and open market purchases for a total cost of US$693 million, which was funded from cash on hand.

The principal amount of notes purchased were US$80 million of 3.75% notes due 2023, US$91 million of 6.125% notes due 2035, US$159 million of 6.00% notes due 2040, US$205 million of 6.25% notes due 2041, US$101 million of 5.20% notes due 2042 and US$123 million of 5.40% notes due 2043.

Following the year-end, we repaid the US$34 million of 3.15% notes that matured in January 2017 from cash on hand.

Investing Activities

Expenditures on property, plant and equipment were $417 million in the fourth quarter, compared to $532 million a year ago. Included in the spending was $290 million for the Fort Hills oil sands project, $89 million on sustaining capital, $16 million for Quebrada Blanca Phase 2 and $17 million on major enhancement projects. The largest components of sustaining expenditures were $16 million at Trail, $11 million at Teck Coal and $25 million at Antamina primarily related to tailings dam construction.

Capitalized stripping expenditures were $108 million in the fourth quarter compared with $176 million a year ago, as mining at some of our key operations was taking place in lower strip ratio areas resulting in lower costs being capitalized. In addition, the effect of our lower unit costs
27    Teck Resources Limited 2016 Fourth Quarter News Release

also resulted in less costs being capitalized. We are continuing to strip at all our operations based on their respective mine plans and the majority of this constitutes the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our capital spending for 2016:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$38	$33	$-	$71	$277	$348
Copper	106	8	69	183	156	339
Zinc	142	-	4	146	44	190
Energy	5	-	1,005	1,010	-	1,010
Corporate	6	-	-	6	-	6
	$297	$41	$1,078	$1,416	$477	$1,893

OUTLOOK

Prices for our key commodities have recently improved and are contributing additional revenue and cash flows. Tight steelmaking coal supply and increased demand from steel mills during the fourth quarter of 2016 drove prices up rapidly. Steelmaking coal inventories are now being reduced, driving the large price correction which started in December 2016. With increased supply from existing producers and a number of mine restarts, it is unclear how long the price correction will last. In addition, contributing to the volatility in steelmaking coal prices were changes in the Chinese government’s working day policy for coal mines, future changes in that policy, or other Chinese government action, may have a significant positive or negative effect on steelmaking coal prices. Commodity markets have historically been volatile and prices can change rapidly, which we have seen recently with the sharp rise and fall in steelmaking coal prices since the third quarter of 2016, and customers can alter shipment plans. This volatility can have a substantial effect on our business. We are also significantly affected by foreign exchange rates. Over the past year, the U.S. dollar average has strengthened by approximately 4% against the Canadian dollar. This has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

Our labour agreement at Highland Valley Copper expired at the end of the third quarter, and negotiations are continuing. Our labour agreements at Trail and at Cardinal River expire in May 2017 and June 2017, respectively. In February of this year, we extended the life of two of the three labour agreements at Quebrada Blanca into the first quarter of 2019, leaving only one labour agreement expiring in 2017 at the end of November.

Commodity Prices and 2017 Production

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in
28    Teck Resources Limited 2016 Fourth Quarter News Release

future production for the industry as a whole. We believe that over the longer term the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2017 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2017 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates (1)	Change	On Profit (2)	EBITDA (2)

US$ exchange		CAD$0.01	$ 42 million	$ 68 million
Steelmaking coal (000’s tonnes)	27,500	US$1/tonne	$ 21 million	$ 32 million
Copper (tonnes)	282,000	US$0.01/lb	$ 5 million	$ 7 million
Zinc (tonnes) (3)	972,000	US$0.01/lb	$ 9 million	$ 14 million

(1)	All production estimates are subject to change based on market and operating conditions.
(2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Zinc includes 302,000 tonnes of refined zinc and 670,000 tonnes of zinc contained in concentrate.

The increase in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of higher commodity prices, which are all denominated in U.S. dollars.

Our steelmaking coal production in 2017 is expected to be in the range of 27 to 28 million tonnes compared with 27.6 million tonnes produced in 2016. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2017 is expected to decrease and be in the range of 275,000 to 290,000 tonnes compared with 324,200 tonnes produced in 2016. Copper production at Highland Valley Copper is expected to decline as a result of mining lower ore grades. Quebrada Blanca copper cathode production is expected to decline as the agglomeration circuit will be halted with all remaining supergene ore mined sent to the dump leach circuit. Our share of production from Antamina is anticipated to decline by approximately 7,000 tonnes due to a decrease in copper-only ore processed in 2017, while copper-zinc ore increases.

Our zinc in concentrate production in 2017 is expected to be in the range of 660,000 to 680,000 tonnes compared with 661,600 tonnes produced in 2016. Red Dog’s production is expected to decrease by approximately 28,000 tonnes primarily due to lower ore grades. Our share of Antamina’s zinc production is expected to increase by 33,000 tonnes as a result of processing additional copper-zinc ores. Refined zinc production in 2017 from our Trail Operations is expected to be in the range of 300,000 to 305,000 tonnes compared with a record 311,600 tonnes produced in 2016.

29    Teck Resources Limited 2016 Fourth Quarter News Release

Capital Expenditures

Our forecast approved capital expenditures for 2017, before capitalized stripping costs, are approximately $1.6 billion and are summarized in the table below. We expect to fund our 2017 capital expenditures from cash on hand and cash flow from operations.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$140	$120	$-	$260	$430	$690
Copper	130	20	200	350	140	490
Zinc	210	15	20	245	50	295
Energy	50	-	675	725	-	725
Corporate	-	-	-	-	-	-
	$530	$155	$895	$1,580	$620	$2,200

New mine development includes $200 million for Quebrada Blanca Phase 2, $640 million for Fort Hills and $26 million for permitting activities on the Frontier oil sands project. The planned sustaining capital expenditures for Fort Hills in 2017 are spread across a number of areas in the project. The costs are associated with activities that will benefit the future development of the operation and technology initiatives, for example: tailings management technology and autonomous hauling. The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans in 2017, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2016, $5.4 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.
30    Teck Resources Limited 2016 Fourth Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$3,557	$2,305	$1,740	$1,698	$2,135	$2,101	$1,999	$2,024

Gross profit	1,577	452	212	155	281	339	311	348

EBITDA (1)	1,561	804	468	517	(269)	(2,506)	596	546

Profit (loss) attributable to shareholders	697	234	15	94	(459)	(2,146)	63	68

Basic earnings (loss) per share	$1.21	$0.41	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12

Diluted earnings (loss) per share	$1.19	$0.40	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12

Cash flow from operations	1,490	854	339	373	693	560	335	374

Note:
(1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at February 14, 2017 there were 567.7 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 22.7 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2016 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
31    Teck Resources Limited 2016 Fourth Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

REVENUE
Steelmaking coal	$1,933	$701	$4,144	$3,049

Copper
Highland Valley Copper	165	264	750	999
Antamina	187	168	627	634
Quebrada Blanca	65	65	229	288
Carmen de Andacollo	123	122	401	442
Duck Pond	-	-	-	53
Other	-	-	-	6
	540	619	2,007	2,422

Zinc
Trail	558	463	2,049	1,847
Red Dog	639	419	1,444	1,220
Pend Oreille	25	14	77	47
Other	3	1	7	7
Inter-segment sales	(142)	(83)	(430)	(337)
	1,083	814	3,147	2,784
Energy	1	1	2	4
TOTAL REVENUE	$3,557	$2,135	$9,300	$8,259

GROSS PROFIT (LOSS)
Steelmaking coal	$1,178	$29	$1,379	$200

Copper
Highland Valley Copper	(8)	78	86	278
Antamina	100	73	305	304
Quebrada Blanca	(53)	(58)	(211)	(141)
Carmen de Andacollo	12	(17)	9	(4)
Duck Pond	-	-	-	(17)
Other	1	-	1	6
	52	76	190	426

Zinc
Trail	50	39	178	124
Red Dog	288	149	668	537
Pend Oreille	1	(9)	(10)	(15)
Other	9	(3)	(6)	9
	348	176	830	655
Energy	(1)	-	(3)	(2)
TOTAL GROSS PROFIT	$1,577	$281	$2,396	$1,279
32    Teck Resources Limited 2016 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

OPERATING COSTS
Steelmaking coal	$347	$276	$1,205	$1,204

Copper
Highland Valley Copper	119	128	452	513
Antamina	52	69	182	192
Quebrada Blanca	41	85	202	302
Carmen de Andacollo	80	111	292	336
Duck Pond	-	-	-	53
Other	(1)	-	(1)	-
	291	393	1,127	1,396

Zinc
Trail	110	89	394	384
Red Dog	119	127	277	304
Pend Oreille	21	20	75	54
Other	(6)	4	13	(2)
	244	$240	759	$740

Energy	-	-	-	1
Total operating costs	$882	$909	$3,091	$3,341

TRANSPORTATION COSTS
Steelmaking coal	$236	$226	$919	$931

Copper
Highland Valley Copper	7	10	30	37
Antamina	6	6	19	19
Quebrada Blanca	-	1	3	5
Carmen de Andacollo	7	2	23	20
Duck Pond	-	-	-	2
	20	19	75	83

Zinc
Trail	33	36	138	138
Red Dog	51	56	136	138
Pend Oreille	1	1	2	2
	85	93	276	278
Total transportation costs	$341	$338	$1,270	$1,292

CONCENTRATE PURCHASES

Trail	$353	$279	$1,276	$1,120
Inter-segment purchases	(142)	(83)	(430)	(337)
Total concentrate purchases	$211	$196	$846	$783
33    Teck Resources Limited 2016 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

ROYALTY COSTS
Steelmaking coal	$7	$2	$13	$8

Copper
Antamina	3	4	17	11
Duck Pond	-	-	-	1
	3	4	17	12

Zinc
Red Dog	149	72	282	178
Total royalty costs	$159	$78	$312	$198

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$165	$168	$628	$706

Copper
Highland Valley Copper	47	48	182	171
Antamina	26	16	104	108
Quebrada Blanca	77	37	235	122
Carmen de Andacollo	24	26	77	90
Duck Pond	-	-	-	14
	174	127	598	505

Zinc
Trail	12	20	63	81
Red Dog	32	15	81	63
Pend Oreille	2	2	10	6
	46	37	154	150

Energy	2	1	5	5
Total depreciation and amortization	$387	$333	$1,385	$1,366
TOTAL COST OF SALES	$1,980	$1,854	$6,904	$6,980

34    Teck Resources Limited 2016 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

Steelmaking coal	$63	$103	$277	$396

Copper
Highland Valley Copper	17	30	70	124
Antamina	19	19	82	67
Quebrada Blanca	2	1	2	8
Carmen de Andacollo	-	-	2	2
	38	50	156	201

Zinc
Red Dog	7	23	44	66
Total	$108	$176	$477	$663

35    Teck Resources Limited 2016 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
Steelmaking coal	2016	2015	2016	2015

Waste production (million BCM’s)	60.0	64.3	252.0	260.4
Clean coal production (million tonnes)	7.3	6.4	27.6	25.3

Clean coal strip ratio (waste BCM’s/coal tonnes)	8.3:1	9.7:1	9.1:1	9.9:1
Sales (million tonnes)	6.9	6.5	27.0	26.0

Highland Valley Copper

Tonnes mined (000's)	30,111	30,125	115,369	116,231
Tonnes milled (000's)	13,176	12,698	49,499	47,257

Copper
Grade (%)	0.23	0.37	0.29	0.37
Recovery (%)	75.2	87.5	83.1	87.9
Production (000's tonnes)	22.5	41.2	119.3	151.4
Sales (000's tonnes)	23.2	43.9	121.8	150.4
Molybdenum
Production (million pounds)	2.2	0.9	5.4	3.4
Sales (million pounds)	2.0	0.7	5.2	3.7

Antamina

Tonnes mined (000's)	61,355	52,130	244,443	215,653
Tonnes milled (000's)
Copper-only ore	8,976	9,765	40,727	37,163
Copper-zinc ore	4,423	4,419	13,318	19,033
	13,399	14,184	54,045	56,196
Copper (1)
Grade (%)	0.84	0.92	0.90	0.83
Recovery (%)	87.6	88.1	89.2	83.4
Production (000's tonnes)	98.5	114.3	431.1	390.6
Sales (000's tonnes)	101.6	131.9	423.1	388.0

Zinc (1)
Grade (%)	2.08	1.37	1.79	1.52
Recovery (%)	87.4	82.0	85.7	81.4
Production (000's tonnes)	79.2	58.0	198.0	235.0
Sales (000's tonnes)	78.9	72.0	188.5	241.8

Molybdenum
Production (million pounds)	1.5	1.5	10.3	4.4
Sales (million pounds)	3.1	0.9	10.7	4.0

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

36    Teck Resources Limited 2016 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Quebrada Blanca	2016	2015	2016	2015

Tonnes mined (000's)	4,282	5,588	12,489	22,923
Tonnes placed (000's)
Heap leach ore	1,184	1,536	4,856	5,962
Dump leach ore	359	790	1,225	3,262
	1,543	2,326	6,081	9,224
Grade (SCu%) (1)
Heap leach ore	0.40	0.48	0.48	0.60
Dump leach ore	0.18	0.18	0.19	0.26

Production (000's tonnes)
Heap leach ore	6.2	5.7	23.0	23.2
Dump leach ore	2.7	3.6	11.7	15.9
	8.9	9.3	34.7	39.1

Sales (000's tonnes)	9.3	9.7	35.2	40.0

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,794	7,644	28,837	28,362
Tonnes milled (000’s)	4,522	4,520	17,861	17,309
Copper
Grade (%)	0.45	0.45	0.44	0.45
Recovery (%)	88.3	89.8	89.0	88.6
Production (000’s tonnes)	18.2	18.2	69.5	68.3
Sales (000’s tonnes)	19.5	20.4	69.6	66.9

Gold (1)
Production (000’s ounces)	13.2	14.0	53.3	47.6
Sales (000’s ounces)	13.8	13.2	49.4	40.4

Copper cathode
Production (000’s tonnes)	0.9	1.3	3.7	4.7
Sales (000’s tonnes)	1.0	1.4	3.6	4.7

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc. up to June 2015. From July 2015 and onwards, 100% of the gold produced is for the account of Royal Gold Inc. until 900,000 ounces have been delivered, and 50% thereafter.

37    Teck Resources Limited 2016 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Trail	2016	2015	2016	2015

Concentrate treated (000’s tonnes)
Zinc	138	141	556	553
Lead	39	42	169	144
Metal production
Zinc (000's tonnes)	80.2	78.8	311.6	307.0
Lead (000's tonnes)	22.3	23.8	99.2	83.5
Silver (million ounces)	5.5	6.8	24.2	23.5
Gold (000's ounces)	9.0	14.6	47.7	56.0

Metal sales
Zinc (000's tonnes)	83.2	79.5	311.6	308.0
Lead (000's tonnes)	22.7	24.0	96.8	82.5
Silver (million ounces)	5.4	7.0	23.9	23.5
Gold (000's ounces)	10.0	13.6	49.9	56.1

Red Dog

Tonnes mined (000's)	2,930	3,434	13,704	12,496
Tonnes milled (000's)	1,054	933	4,250	4,026
Zinc (1)
Grade (%)	16.7	17.2	17.1	16.7
Recovery (%)	82.7	84.7	82.8	84.2
Production (000's tonnes)	124.7	136.2	583.0	567.0
Sales (000's tonnes)	213.8	213.0	600.3	613.3
Lead (1)
Grade (%)	4.4	4.7	4.9	4.8
Recovery (%)	60.4	66.3	56.0	60.7
Production (000's tonnes)	35.3	29.2	122.3	117.6
Sales (000's tonnes)	67.1	62.1	131.5	120.0

Pend Oreille (2)

Tonnes mined (000's)	181	186	761	619
Tonnes milled (000's)	160	161	652	593
Zinc
Grade (%)	6.2	6.0	6.0	6.0
Recovery (%)	89.0	87.8	87.2	85.7
Production (000's tonnes)	8.9	8.6	34.1	30.7
Sales (000's tonnes)	8.9	8.6	34.3	30.7
Lead
Grade (%)	1.4	1.9	1.3	1.5
Recovery (%)	70.4	71.9	68.5	72.3
Production (000's tonnes)	1.6	2.1	5.7	6.6
Sales (000's tonnes)	1.5	2.1	5.7	6.6

Note:
(1)	Production in the fourth quarter reflects year end production adjustments
(2)	Includes pre-commercial production and sales in the first quarter of 2015.
38    Teck Resources Limited 2016 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in
39    Teck Resources Limited 2016 Fourth Quarter News Release

order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Profit (loss) attributable to shareholders	$697	$(459)	$1,040	$(2,474)
Finance expense net of finance income	82	79	338	311
Provision (recovery of) for income taxes	395	(222)	587	(836)
Depreciation and amortization	387	333	1,385	1,366
EBITDA	$1,561	$(269)	$3,350	$(1,633)

Impairments	268	736	294	3,631
Adjusted EBITDA	$1,829	$467	$3,644	$1,998

40    Teck Resources Limited 2016 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Gross profit	$1,577	$281	$2,396	$1,279
Depreciation and amortization	387	333	1,385	1,366
Gross profit before depreciation and amortization	$1,964	$614	$3,781	$2,645

Reported as:
Steelmaking coal	$1,343	$197	$2,007	$906

Copper
Highland Valley Copper	39	126	268	449
Antamina	126	89	409	412
Quebrada Blanca	24	(21)	24	(19)
Carmen de Andacollo	36	9	86	86
Duck Pond	-	-	-	(3)
Other	1	-	1	6
	226	203	788	931

Zinc
Trail	62	59	241	205
Red Dog	320	164	749	600
Pend Oreille	3	(7)	-	(9)
Other	9	(3)	(6)	9
	394	213	984	805

Energy	1	1	2	3
Gross profit before depreciation and amortization	$1,964	$614	$3,781	$2,645

41    Teck Resources Limited 2016 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Cost of sales as reported	$755	$672	$2,765	$2,849
Less:
Transportation	(236)	(226)	(919)	(931)
Depreciation and amortization	(165)	(168)	(628)	(706)
Inventory write-down	-	(13)	(5)	(45)
Collective agreement charge	(49)	-	(49)	-
Adjusted cash cost of sales	$305	$265	$1,164	$1,167
Tonnes sold (millions)	6.9	6.5	27.0	26.0

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$44	$41	$43	$45
Transportation	34	35	34	36
Inventory write-down	-	2	-	2
Collective agreement charge	7	-	2	-
Cash unit costs - CAD$/tonne	$85	$78	$79	$83

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.34	$1.33	$1.28
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$33	$31	$32	$35
Transportation	26	26	26	28
Inventory write-down	-	1	-	1
Collective agreement charge	5	-	2	-
Cash unit costs - US$/tonne	$64	$58	$60	$64

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

42    Teck Resources Limited 2016 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Revenue as reported	$540	$619	$2,007	$2,422
By-product revenue (A) (1)	(72)	(38)	(187)	(229)
Smelter processing charges	50	69	208	229
Adjusted revenue	$518	$650	$2,028	$2,422

Cost of sales as reported	$488	$543	$1,817	$1,996
Less:
Depreciation and amortization	(174)	(127)	(598)	(505)
Inventory reversal (write-down)	23	(20)	23	(61)
Collective agreement charge	-	(13)	(15)	(13)
By-product cost of sales (B) (1)	(14)	(11)	(28)	(44)
Adjusted cash cost of sales	$323	$372	$1,199	$1,373

Payable pounds sold (millions) (C)	162.3	226.0	695.6	764.8

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.99	$1.65	$1.72	$1.79
Smelter processing charges	0.31	0.30	0.30	0.30
Total cash unit costs - CAD$/pound (D)	$2.30	$1.95	$2.02	$2.09

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.36)	$(0.12)	$(0.23)	$(0.24)
Net cash unit cost CAD$/pound (2)	$1.94	$1.83	$1.79	$1.85

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.33	$1.34	$1.33	$1.28

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.49	$1.23	$1.30	$1.40
Smelter processing charges	0.23	0.23	0.22	0.24
Total cash unit costs - US$/pound (1)	$1.72	$1.46	$1.52	$1.64

Cash margin for by-products – US$/pound	$(0.27)	$(0.09)	$(0.17)	$(0.19)
Net cash unit costs – US$/pound	$1.45	$1.37	$1.35	$1.45

Notes:
(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated from our streaming transactions.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
43    Teck Resources Limited 2016 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of steelmaking coal contracts with customers), capitalized stripping guidance, capital expenditure guidance, our expectation that we will be able to offset Coal Mountain production with increased production at other coal sites, our expectation that improved prices will provide additional profits and cash resources, our focus on achieving an investment grade rating, plans and expectations for our development projects, the targeted capital cost and mine life of Quebrada Blanca Phase 2, expected production, production capacity of Quebrada Blanca Phase 2, and the estimated key project operating parameters and project economics of that project, the potential to extend the Pend Oreille mine life to 2020, our expectation that we will close the acquisition of the outstanding 49% interest in the Teena/Reward zinc project, the impact of currency exchange rates, the expected timing and amount of production at the Fort Hills oil sands project, total Fort Hills project capital costs, the expected amount and timing of Teck’s share of costs, the timing of completion and commissioning of the secondary extraction units, the expected average production rate and timing of achieving 90% of the expected production rate and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan, as revised including by the updated schedule and project cost projections and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Acquisition of the 49% interest in the Teena/Reward zinc project is based on the assumption that all conditions to closing are satisfied and closing not otherwise being delayed. Assumptions regarding the impact of foreign exchange are based on current commodity prices.
44    Teck Resources Limited 2016 Fourth Quarter News Release

The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Closing of the Teena/Rox acquisition may be affected by unanticipated difficulties with respect to satisfaction of closing conditions or other challenges. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2016 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, February 15, 2017. A live audio webcast of the conference call, together with supporting presentation slides, will be available on our website at www.teck.com. The webcast will be archived at www.teck.com

45    Teck Resources Limited 2016 Fourth Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Year Ended December 31, 2016
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2016	2015	2016	2015

Revenues	$3,557	$2,135	$9,300	$8,259

Cost of sales	(1,980)	(1,854)	(6,904)	(6,980)
Gross profit	1,577	281	2,396	1,279

Other operating expenses
General and administration	(32)	(30)	(99)	(108)
Exploration	(14)	(21)	(51)	(76)
Research and development	(7)	(11)	(30)	(47)
Asset impairments	(268)	(736)	(294)	(3,631)
Other operating income (expense) (Note 1)	(98)	(73)	(197)	(335)
Profit (loss) from operations	1,158	(590)	1,725	(2,918)

Finance income	3	1	16	5
Finance expense (Note 2)	(85)	(80)	(354)	(316)
Non-operating income (expense) (Note 3)	25	(21)	239	(89)
Share of income (losses) of associates and joint ventures	(1)	(1)	2	(2)
Profit (loss) before taxes	1,100	(691)	1,628	(3,320)

Recovery of (provision for) income taxes	(395)	222	(587)	836
Profit (loss) for the period	$705	$(469)	$1,041	$(2,484)

Profit (loss) attributable to:
Shareholders of the company	$697	$(459)	$1,040	$(2,474)
Non-controlling interests	8	(10)	1	(10)
Profit (loss) for the period	$705	$(469)	$1,041	$(2,484)
Earnings (loss) per share
Basic	$1.21	$(0.80)	$1.80	$(4.29)

Diluted	$1.19	$(0.80)	$1.78	$(4.29)

Weighted average shares outstanding (millions)	576.6	576.2	576.4	576.2

Shares outstanding at end of period (millions)	576.9	576.3	576.9	576.3
47    Teck Resources Limited 2016 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Operating activities
Profit (loss) for the period	$705	$(469)	$1,041	$(2,484)
Depreciation and amortization	387	333	1,385	1,366
Provision for (recovery of) income taxes	395	(222)	587	(836)
Asset impairments	268	736	294	3,631
Gain on sale of investments and assets	(11)	(75)	(96)	(120)
Foreign exchange losses (gains)	17	20	(46)	76
Gain on debt repurchase	(27)	-	(49)	-
Gain on debt prepayment options	(15)	-	(113)	-
Finance expense	85	80	354	316
Income taxes paid	(181)	(25)	(272)	(255)
Other	143	51	331	54
Net change in non-cash working capital items	(276)	264	(360)	214
	1,490	693	3,056	1,962
Investing activities
Property, plant and equipment	(417)	(532)	(1,416)	(1,581)
Capitalized production stripping costs	(108)	(176)	(477)	(663)
Expenditures on investments and other assets	(19)	(13)	(114)	(82)
Proceeds from the sale of investments and other assets	10	831	170	1,222
	(534)	110	(1,837)	(1,104)
Financing activities
Issuance of debt	-	-	1,567	28
Repayment of debt	(536)	(406)	(2,560)	(476)
Debt interest and finance charges paid	(113)	(46)	(571)	(455)
Issuance of Class B subordinate voting shares	8	-	8	-
Dividends paid	(29)	(29)	(58)	(374)
Distributions to non-controlling interests	(15)	(1)	(21)	(27)
	(685)	(482)	(1,635)	(1,304)

Effect of exchange rate changes on cash and cash equivalents	23	79	(64)	304
Increase (decrease) in cash and cash equivalents	294	400	(480)	(142)

Cash and cash equivalents at beginning of period	1,113	1,487	1,887	2,029
Cash and cash equivalents at end of period	$1,407	$1,887	$1,407	$1,887
48    Teck Resources Limited 2016 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(CAD$ in millions)	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$1,407	$1,887
Current income taxes receivable	97	183
Trade accounts receivable	1,585	1,115
Inventories	1,673	1,620
	4,762	4,805

Financial and other assets	1,034	858
Investments in associates and joint ventures	1,012	1,017
Property, plant and equipment	27,595	26,791
Deferred income tax assets	112	90
Goodwill	1,114	1,127
	$35,629	$34,688

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,902	$1,673
Current income taxes payable	199	25
Debt	99	28
	2,200	1,726

Debt	8,244	9,606
Deferred income tax liabilities	4,896	4,828
Deferred consideration	723	785
Retirement benefit liabilities	643	626
Other liabilities and provisions	1,322	480
	18,028	18,051
Equity
Attributable to shareholders of the company	17,442	16,407
Attributable to non-controlling interests	159	230
	17,601	16,637
	$35,629	$34,688

49    Teck Resources Limited 2016 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Settlement pricing adjustments	$90	$(63)	$153	$(280)
Share based compensation	(45)	(6)	(171)	(13)
Environmental and care and maintenance costs	(60)	(35)	(144)	(49)
Social responsibility and donations	(5)	(4)	(25)	(10)
Gain on sale of assets	9	38	62	74
Gain on formation of NuevaUñión	-	37	-	37
Commodity derivatives	(34)	(5)	32	(12)
Restructuring	(2)	(19)	(8)	(22)
Take or pay contract costs	(36)	(3)	(48)	(13)
Other	(15)	(13)	(48)	(47)
	$(98)	$(73)	$(197)	$(335)

2.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Debt interest	$118	$111	$476	$442
Letters of credit and standby fees	23	6	62	20
Net interest expense on retirement benefit plans	5	3	14	13
Accretion on decommissioning and restoration provisions	16	14	55	59
Other	1	2	13	4
	163	136	620	538

Less capitalized borrowing costs	(78)	(56)	(266)	(222)
	$85	$80	$354	$316

50    Teck Resources Limited 2016 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2016	2015	2016	2015

Foreign exchange gains (losses)	$(17)	$(20)	$46	$(76)
Provision for marketable securities	(2)	(1)	(3)	(21)
Gain on debt prepayment options	15	-	113	-
Gain on sale of investments	2	-	34	8
Gain on debt repurchases	27	-	49	-
	$25	$(21)	$239	$(89)

51    Teck Resources Limited 2016 Fourth Quarter News Release